                                                FILED PURSUANT TO RULE 424(b)(2)
                                            REGISTRATION STATEMENT NO. 333-61127



                        SUPPLEMENT TO AGRIBIOTECH, INC.
                       PROSPECTUS DATED AUGUST 14, 1998
                         AS PREVIOUSLY SUPPLEMENTED ON
                     SEPTEMBER 2, 1998, SEPTEMBER 4, 1998
                             AND OCTOBER 15, 1998

                                886,410 Shares
                           _________________________

     All of the shares of Common Stock (the "Shares") being offered by this Prospectus Supplement are being sold by AgriBioTech, Inc. (the "Company") to certain investors (the "Warrantholders") who purchased common stock purchase warrants (the "Warrants") from the Company on August 28, 1998. The purchase price for the Shares is $12.00 per share plus tender of the Warrants.

     Our Common Stock is listed and traded on the Nasdaq National Market under the symbol "ABTX." The last reported sale price on November 12, 1998, was $12.75 per share.
                           _________________________

     THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 16.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           _________________________

                               November 13, 1998

ABOUT THIS PROSPECTUS SUPPLEMENT

    This Prospectus Supplement is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this process, we filed a Registration Statement and Prospectus on August 14, 1998. The Prospectus that we filed included a general description of the securities that we may offer at any time for two years from the original filing date. Whenever we sell any securities using this process, we must provide a supplement, like this one, that contains specific information about the securities we are selling and the terms of that sale.

     This Prospectus Supplement relates to shares of common stock that we are selling to certain existing Warrantholders.

     To fully understand this offering, you should read this Prospectus Supplement, the Prospectus (and any other supplements) and the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION.............................  -3-

WEB SITE DISCLOSURES............................................  -5-

RISK FACTORS.................................................... -16-

USE OF PROCEEDS................................................. -23-

PRICE RANGE OF COMMON STOCK..................................... -24-

DIVIDEND POLICY................................................. -24-

DESCRIPTION OF CAPITAL STOCK.................................... -25-

PLAN OF DISTRIBUTION............................................ -27-

COMMISSION POSITION ON INDEMNIFICATION
     FOR SECURITIES ACT LIABILITIES............................. -28-

LEGAL MATTERS................................................... -28-

          Unless the context indicates otherwise, the terms the "Company" and "ABT," or references to "we," "us," and "our" in this Prospectus refer to AgriBioTech, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

          ABT is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with the Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may inspect and copy any document we file at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Northeast Regional Office at Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office at 500 West Madison Street, Chicago, Illinois 60611-2511. You may also purchase copies of our SEC filings, by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's Worldwide Web site at http://www.sec.gov. You may find additional information about ABT at our Web site at http://www.agribiotech.com.

     This Prospectus Supplement and the Prospectus for which it provides additional information, are part of a registration statement on Form S-3 that we have filed with the SEC. The SEC allows us to "incorporate by reference" information that we file with them. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this Prospectus Supplement, and information that we file later will automatically update and may supersede this information. For further information about ABT and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference.

     (i) Our Annual Report on Form 10-K for the fiscal year ended June 30, 1998 ("Form 10-K");

     (ii) Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1996 (as amended on July 12, 1996);

     (iii) Our Current Reports on Form 8-K for October 30, 1996 (as amended on January 13, 1997, February 17, 1998 and August 11, 1998), January 6, 1998 (as amended on March 10, 1998, March 30, 1998 and August 11,
           1998), January 9, 1998 (as amended on March 10, 1998, March 30, 1998 and August 11, 1998), June 30, 1998, and August 28, 1998 (as amended on November 12, 1998) (Forms "8-K");

     (iv) The description of our Common Stock, $.001 par value, in our registration statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information;

     (v) Our Proxy Statement dated January 20, 1998 for our Annual Meeting held on February 23, 1998; and

     (vi) All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

     You may request a copy of all documents that are incorporated by reference in this Prospectus by writing or telephoning us at the following address:
AgriBioTech, Inc., Attention: Secretary, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this Prospectus) without charge.

     We have not authorized any person to give any information or to make any representations in connection with this offering other than those contained in this Prospectus Supplement and the Prospectus. You should not rely on any information or representations in connection with this offering other than the information or representations in this Prospectus Supplement and the Prospectus. The information in this Prospectus Supplement is correct as of the date of this Prospectus Supplement. You should not assume that there has been no change in the affairs of ABT since the date of this Prospectus Supplement or that the information contained in this Prospectus Supplement is correct as of any time after its date. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy shares in any circumstances in which such an offer or solicitation is unlawful.

                             WEB SITE DISCLOSURES

     In the following paragraphs, the Company is disclosing information discussed in the Company's Web Site, including forward-looking information, that is not set forth in this Prospectus Supplement or incorporated by reference herein. Forward-looking and other statements in this section, as well as elsewhere in this Prospectus Supplement, reflect the good faith judgment of the Company's management, and were solely based on facts and factors known by the Company at the time such statements were made. Except where otherwise indicated, the following statements in this section have not been updated since they were made. Forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. The risks and uncertainties that could cause or contribute to such differences in results and outcome include without limitation, the Company's historical lack of profitability, need to manage its growth, intense competition in the seed industry, seasonality of quarterly results, weather conditions, volatility of common stock prices, as well as those factors discussed under "Risk Factors" and elsewhere in this Prospectus Supplement and in any documents that are incorporated into this Prospectus Supplement by reference.

     The Company has made certain other forward-looking and other statements (the "Prior Statements") in prior versions of its Web Site which were included in registration statements filed previously with the Commission. The Prior Statements include: (a) Chairman's Update dated March 4, 1998; (b) Chairman's Update dated April 1, 1998; (c) Chairman's Update dated June 22, 1998; (d) Chairman's Update dated September 1, 1998; and (e) Chairman's Update dated October 9, 1998.

     The Company has deleted each of the Prior Statements in its entirety from its Web Site. As a result, the Prior Statements are deemed not incorporated by reference into this document and shall be deemed to be superseded for purposes of this registration statement, in accordance with the terms of Rule 412 promulgated under the Securities Act. The Company may make other Statements that are "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act.

1997 ANNUAL REPORT TO SHAREHOLDERS

     The following section consists of statements from the Company's 1997 Annual Report to Shareholders, which is not a document incorporated by reference in this Registration Statement.

     (a)  Agribiotech Mission Statement. "To become the premier forage and
          -----------------------------
turfgrass seed company in the world, while also providing a full service seed product line. AgriBioTech, Inc. is committed to providing superior, value added seed varieties and superior service. The ultimate goal is to achieve a 45% market share in forage and turf seed by the year 2000 with annual revenues exceeding $500 million.

     (b)  Chief Executive Officer's Letter.
          --------------------------------

Dear Fellow Shareholders:

     "In 1995, we set out to consolidate two important seed sectors and gain 45 percent market share by the year 2000; we are 12 to 18 months ahead of our target schedule for achieving this goal. The annualized revenues from our completed acquisitions mean that today we are approximately double the size in market share of the second leading company. When pending acquisitions are closed, the Company's market share position will be roughly 3.5 times that of the largest competitive forage and cool season turfgrass seed company."

     "To date, the Company has maintained historical revenues while increasing same store sales by roughly 7 percent as a result of our consolidation strategy."

     "In Fiscal 1998, we expect to achieve full-year profitability because our Company now has a strong platform of research and development through traditional genetic breeding programs, seed processing plants, and national and international distribution and sales networks for most forage and cool-season turfgrass species."

     "We have strong management. We are number one in market share, and we have an industry-leading germplasm position. We expect continued growth in sales, assets and equity in 1998."

     "Respected and knowledgeable analysts predict that the agricultural biotechnology market will grow to $12 to $14 billion a year within seven to eight years."

     (c)  Industry and Strategy Review.
          ----------------------------

     Industry Overview. "Recently, however, margins in the industry have begun
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to expand as increasingly larger and more sophisticated farmers and other users have moved away from public varieties toward higher yielding proprietary varieties. Proprietary varieties have desirable attributes such as improved nutritional quality and disease and insect resistance. Additionally, protection of intellectual property in the seed industry (variety rights) has recently been firmly established by federal legislation (1994) and an important and favorable U.S. Supreme Court ruling for seed companies (1995).

     Prior to the launch of ABT's acquisition plan in 1995, no seed company achieved the necessary size and scope of operations in the forage and turfgrass seed sectors to develop higher yielding and better performing proprietary varieties for national markets. The leading U.S. and global seed companies and industry players--Pioneer Hi-Bred International, Inc., DEKALB Genetics Corporation, Novartis AG, Delta and Pine Land Company, Monsanto Co., and The Dow Chemical Company--have focused on and invested in other important seed sectors like corn, cotton and vegetables. The leaders in these sectors have used investment in traditional seed breeding R&D and vertical integration to generate annual returns on equity in the 20 percent range, and because of their leadership positions, are now realizing sizable additional returns and profits due to the commercialization of higher-value biotechnology-based seed products."

     Biotechnology and Biotechnology Access. "The impact of biotechnology on the
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value of agricultural crops can be great. The soybean crop in the U.S. is a present day example of what can happen when value-added, biotechnology produced seeds are developed and marketed. Prior to the introduction of Roundup Ready(R) soybean seed in the U.S. (seed genetically engineered to be tolerant to a specific, efficacious and cost-effective herb icide) farmers spent between $800 and $900 million on soybean seed in the U.S. In 1998, 20-25 percent, of all U.S. soybean acres are expected to be planted with these seeds generating increased value for seed companies and the technology's owner of $200 to 250 million."

     (d)  Business Strategy and Operations.
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     Management and Leadership. The Company announced that on January 1, 1998
     -------------------------
two key positions were filled, that of President and Chief Operating Officer and Vice President, Director of Research. The respective biographies of Kent Schulze, President, and Dr. Thomas B. Rice,

Vice President, appear in the Company's Proxy Statement dated January 20, 1998. See "Information Incorporated by Reference." This section includes the following biographies of various other employees which also appear in the Company's 1997 Annual Report to Shareholders, none of whom, except Dr. Rice, are executive officers of the Company.

     "Dr. Thomas B. Rice, Vice President, Director of Research, who will join the Company January 1, 1998 was formerly with DEKALB Genetics Corporation, where he served 10 years as Director of Research and subsequently as President and Chief Operating Officer of DEKALB Plant Genetics, a subsidiary. Tom was the architect of DEKALB'S highly successful biotechnology effort, starting at Pfizer in 1976 where he initiated, managed and directed the plant biotechnology effort. This program later became DEKALB's highly productive effort as a result of a joint venture with Pfizer. Tom's program developed the first genetically engineered corn and received the first product patents for corn, covering insect resistance (Bt), herbicide tolerance and improved nutritional quality. During his seed industry career, Tom has had direct management experience in the areas of international subsidiaries, strategic alliances, breeding and biotechnology R&D, intellectual property rights, strategic planning and technology transfer. He will lead ABT's R&D and biotechnology efforts to optimize the Company's planning and investments in this critical area and in exploring the possibilities associated with licensing in and/or collaborating in the development of biotechnology traits, products and processes. Tom received a Ph.D. in genetics from Yale University in 1973, and was a Post-Doctoral fellow of Brookhaven National Laboratory and a Research Associate at Michigan State University before joining Pfizer.

     Keith Sandberg, National Sales Director, was formerly Area Manager for the Central and Southern Regions of Cargill Hybrid Seeds, a division of Cargill, Inc., the largest privately owned company in the U.S. Keith was responsible for the sales and commercial development activities to support Cargill's corn, alfalfa and sorghum product lines. From 1987 to 1993, Keith was responsible for Sales, Sales Administration and Technical Services, Central and Southern Regions, for Cargill, based in Aurora, Illinois. Keith managed all sales and agronomy activities for Cargill's seed products in the Central and Southern regions, and had primary responsibilities for managing the integration of the seed brands PAG, Paymaster and Cargill. From 1981 to 1987, Keith managed North American Sales for the Paymaster Brand and had product line responsibility for Cargill's corn business in Canada.

     Bruce J. Ceranske, General Manager of W-L Research, was formally a District Sales Manager for all or parts of Wisconsin, Minnesota, Michigan and Iowa, for Cargill Hybrid Seeds based in Waupaca, Wisconsin since 1989. In addition, Bruce was selected to Cargill Hybrid Seeds Corn Business Management Team and Forage Management Team, which selected corn and alfalfa germplasm for production, and commercialization. Currently, Bruce is managing W- L Research, based in Evansville, Wisconsin. W-L Research is a world leading alfalfa research company with varieties marketed globally.

     Keith Flynn, Forage Business Unit Director, holds a BS degree in Plant Breeding & Genetics from the University of Reading, England. Keith was formerly Vice President of Alfalfa, Wheat and International (1994 to 1997) for Agripro Seeds, a wholly owned subsidiary of Helena Chemical Co. Keith directed three profitable business units with research, production, sales and marketing as direct reporting functions. From 1972 to 1994, Agripro Seeds and its predecessors were owned by Shell Oil and The Royal Dutch Shell Group. Keith held increasingly important positions in sales, marketing, product management and general management. He has extensive knowledge of both national and international seed business and brings 25 years of broad seed experience to ABT.

     Doug Elkins, Western Regional Sales Manager joined Germain's Seeds in 1978 as a Washington State Sales Representative. He was promoted to Sales Manager in 1980, to Division Manager in 1987 and to Chief Executive Officer in 1992. Prior to joining Germain's, Doug was employed at Ferry Morse Seed Company and Helena Chemical. He has 24 year of experience in the seed business and served as President of the Pacific Seed Association and currently serves as President of the California Seed Association and holds a position on the California Seed Advisory Board. As the Western Regional Sales Manager he has the primary responsibility and oversight of sales and marketing for the western region of ABT which includes Germain's Seeds and Hobart Seed Co.

     Greg S. Fennell started in the seed business as a shipping coordinator in 1979, became active in seed sales in 1980 and in 1986 co-founded Olsen Fennell Seeds, Inc. with James E. Olsen. They developed Olsen Fennell into an industry leading turf and forage seed company with revenues in excess of $35 million. Greg's primary responsibility at Olsen Fennell is income production where he dedicates most of his time to distributor sales and the creation and implementation of marketing plans for proprietary turf and forage grasses. He is responsible for international sales, and concentrates much of his domestic marketing efforts in the Midwestern and Southern states. Greg graduated from the University of Oregon with a major in Business Management.

     Greg McCarthy's career in the seed business began in 1976 as an agronomist and field representative for E.F. Burlingham & Sons. Greg is experienced in various aspects of seed management procurement and international sales. Greg and Doug Pope purchased Burlingham in 1994 and have guided the company into becoming an industry leading turf and grass seed research, production and distribution company with net sales in excess of $36 million. Greg is responsible for directing Burlingham's research and development department. He also is responsible for the procurement and purchasing of seed, including the program for production of proprietary seed varieties and maintaining relationships with seed growers. Greg graduated from Oregon State University with a major in Agronomic Crop Science.

     James E. Olsen started in the seed business in 1983 as a sales trainee at DM Combs, Co., and in 1986, co-founded Olsen Fennell Seeds, Inc. with Greg Fennell. They developed Olsen Fennell into an industry leading turfgrass and forage seed company with revenues in excess of

$35 million. James is responsible for oversight of all production contracts, grower relations and breeding work for Olsen Fennell Seeds. He also has responsibilities for domestic sales on proprietary products for both turfgrass and forage seeds. He graduated from Willamette University with a major in Philosophy.

     Michael Peterson, Ph.D., Director of Research, W-L Research, Inc., joined W-L Research, Inc. in 1982. His responsibilities include the coordination of all alfalfa breeding and product development activities at the four W-L alfalfa research stations. He is also responsible for technical product support for the W-L Research franchise and private label sales as well as coordination of all W-L contract and joint venture projects. He attended the University of California at Davis where he received a Bachelor of Science degree in Agronomy in 1978. Mike also attended the University of Minnesota where he received his Masters of Science and a Doctoral degree in Plant Breeding in 1982.

     Doug Pope started in the seed business in 1983 when he joined E. F. Burlingham & Sons. Prior to that he was an Account Executive for the Bell Telephone System. Doug and Greg McCarthy purchased Burlingham in 1994 and led it into becoming an industry leading turf and grass seed research, production and distribution company with revenues in excess of $36 million. Doug is the Chief Operating Officer of Burlingham and is responsible for domestic sales which includes program and product development for Burlingham's customer base. Doug oversee's the daily functioning of Burlingham including shipping and warehousing. Doug graduated from Penn State University with a major in finance.

     Functional Planning, Vertical Integration and Efficiencies.  "Market share
     ----------------------------------------------------------
at the acquired companies has been maintained. In fact, sales and revenues growth have been realized at certain, key combined operations. Improved customer service and a superior product offering, among other things, accounts for this and is indicative of what the Company intends to achieve and improve upon with other acquired businesses.

     Management believes that these planning, integration and optimization efforts are typical of others to come as the Company grows and builds upon its acquisition program success. Operationally, Management's plans are to increase the profitability of both the Company and its customers by implementing the [following strategies]."

                            LETTER TO SHAREHOLDERS


     The following section consists of a letter to the Company's shareholders from the Company's Chief Executive Officer which appears in its entirety on the Company's Web Site.


                                         November 10, 1998


Dear AgriBioTech, Inc. Shareholder:


     Last Thursday's analyst briefing by OPERATIONS management of ABT was
                                         ----------
historic as integration time lines, future cost savings, expected gross margin improvements and accelerated product development plans were presented. This landmark transition from a focus on growth through mergers and acquisitions (phase 1 of ABT's development plans) to integration (phase 2) was possible for three key reasons.

     A) The revenue growth goal from zero to almost $500 million of annualized revenues was achieved approximately two years ahead of schedule.


     B) A first class value-added veteran, professional operations team, rich in seed experience was recruited from industry leading companies such as Novartis, DEKALB, Pioneer, Cargill, and Seminis.


     C) The veteran operations management has successfully led teams, such as strategy and culture teams, comprised of members from all levels of the forage and turfgrass companies acquired by ABT through a protracted planning process designed to develop plans to integrate 33-36 acquired companies into ABT in a way that will enable ABT to become the forage and turf equivalent of Pioneer in corn or Delta and Pine Land in cotton.


     Shareholders should recognize that it does no good to build "Franchise Value" through the acquisition of industry leading market share, industry leading germplasm (genetic research), world class personnel and development of a biotechnology program unless a first rate integration plan is implemented and
                      ------
executed on a timely basis. The "team" process employed by ABT may initially appear to be slow to shareholders, but the plan will achieve exceptional end results rapidly and efficiently due to accelerated implementation achieved through "buy in" by all employees.


     Analysts, both buy and sell side, received the information quite favorably. Positive points presented by management and subsequently emphasized by the respective analysts included the following:



 .     An integration plan which will mold the 33-36 acquisitions into an exceptional, customer oriented, world class seed company.



 .     A research and development program which is currently three times as large as any competitor and which is projected to triple in size over the next five years.



 .     An emerging biotechnology program was unveiled, which is more advanced than previous perceptions of analysts.

 .     Revelation of an integration timeline and resulting efficiencies which will continue to improve profitability.

 .     Sizeable gross margin improvements are expected through product shifts prior to biotechnology introduction.

 .     Acceptance that fiscal 1999 will be an integration year resulting in giant steps forward, but at the cost of dual operating expenses and a non-recurring charge of approximately $5 - $l5 million.

 .     Limited guidance was provided by ABT on Fiscal 1999 EPS estimates of analysts. The first quarter will be profitable, but less than the consensus estimate, $0.04 per share. The fiscal year will be profitable from operations, but may be a loss after the non-recurring charge, depending upon the size of the charge.

 .     A further realization that the forage and turfgrass seed markets are very large, approximately twice the acres of any other seed sector.

 .     Increased confidence that ABT will attract significant interest from potential strategic partners.

     Shareholders may rightfully ask why did the common share price move downward on Thursday and Friday, if the information and meeting were so positive? The answer should be obvious. Critics of ABT (including short sellers of over 6.8 million shares and their "touts") have seized the moment to distort a number of issues. The following comments are offered on the distorted issues raised by critics.

     * Non-recurring cost: Virtually all companies which grow rapidly through acquisitions have non-recurring costs. ABT's $5 - $l5 million expected restructuring cost is much less than might be expected considering our rapid and large growth through acquisitions. The non-recurring charge will likely include some non-cash items and some accrued charges; therefore the impact on cash flow will be minimal prior to completion of the strategic investment process.

     * Fiscal 1999 EPS: Strategic investors in ABT are not concerned with Fiscal 1999 EPS. ABT's real value is in harnessing the "Franchise Value" acquired into a world class seed company poised to efficiently develop and introduce new value added products with dramatically improved future profitability.

     * Low gross margins: Critics do not appear to be aware of seed industry gross margin history. All seed sectors once marketed commodity type products with low gross margins as a result of fragmented ownership and small investments in
        research, development and intellectual property protection. Shareholders should look at soybean seeds as a recent example of rapid margin changes. The soybean seed sector began to expand private research and development in l970 due to the passage of the Plant Variety Protection Act. Significant consolidation of the sector occurred in the late 1980's through the early 1990's. In l994, the sector had been consolidated significantly and annual soybean seed sales to farmers were approximately $700 million with gross margins which were lower than
                                                                 -----
        forage and turfgrass seed margins. In only four short years, annual soybean seed sales to farmers have increased to approximately $1.7 billion, a billion dollar increase in market size, with gross margins dramatically improved to about 36% primarily as a result of one product introduction. Continued gross margin improvement is anticipated as additional proprietary products are released. ABT is poised to lead the forage and turfgrass seed sector through a gross margin change comparable to the past four years for soybeans. There is no reason why similar improvement in gross margin and growth in the market size of the forage and turfgrass seed sector will not steadily occur.

     * Strategic investor interest: Critics want to convince shareholders that strategic investors will not be interested in ABT or the forage and turfgrass seed sector. Critics' apparent desperation is fueled by their need to cover their reported 6.8 million short share position before the
                                                                      ------
        bidding process results in a new share valuation likely to be in the $25-$50 per share price expectation range of analysts who are current on ABT fundamentals. ABT management believes that strategic investors will recognize the importance of the forage and turfgrass sector as the second largest seed market and recognize in ABT the factors that have been "drivers" of value for other major seed companies.

     * Financial strength: ABT's debt situation is as follows, contrary to general representations made by critics.

        - $100 million revolving line of credit: This is a three year facility, currently drawn to about $95 million, including the $15 million overadvance which is permitted above borrowing base calculations (the "BABC Bridge"). The $15 million portion of the $100 million revolving line will be paid off prior to December 31, 1998 (the due date) or a new due date will be negotiated or a combination of partial pay down and negotiation of a new due date for the balance will occur.

        - $15 million Deutsche Bank Bridge: This bridge is due December 31, 1998; however, agreement in principle has been reached to extend the due date to March 31, 1999 or the date the strategic investment is completed, whichever occurs first.

        - $19.8 million other debt: ABT has $12.5 million in long term debt with financial institutions that have 1 to 10 year maturities and approximately $7.3 million in other long term obligations such as covenants not to compete and other amounts due to former owners of acquired businesses.

        - Financing alternatives: The Company has a number of alternatives, including renegotiation of debt terms, exercise of a portion of the outstanding options and warrants (the aggregate exercise price of which is approximately $100 million), term debt using part or all of the $60 million of unencumbered property, plant and equipment as collateral, limited private placement of equity or debt.

     In summary, ABT has entered into the important integration process led by an experienced and exceptional professional team of managers. The process of strategic investment of 20% or more of the Company's stock or a total buyout process is expected to result in an ABT valuation well above current share prices. The process is expected to take approximately three months measured from October 8, 1998 to determine the identity, type and terms of the investment. Thanksgiving and Christmas holidays may impact the schedule by two
- three weeks, but the process is proceeding well.

     Shareholders should carefully consider the source and motive behind all information disseminated about ABT. Carefully evaluate information presented by ABT management, informed analysts with seed industry experience, as well as the critics and then compare the information against the recent history of other seed company valuations.

     ABT does not plan to hold a press conference when first quarter results are formally released. Management believes the press release disclosing the quarterly numbers, coupled with recent guidance given by the Company and information released on November 5 by ABT provide investors with adequate information.

     I wish each of you well over the next couple of months as you develop your investment strategy as appropriate. As always, thanks for your past and continued support.



                              Sincerely yours,



                              Johnny R. Thomas
                              Chairman/CEO

                                 RISK FACTORS

     Before you invest in our Common Stock, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be exhaustive, particularly with respect to future filings.

     You should also be aware that this Prospectus Supplement contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, and general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. The forward-looking statements in this Prospectus Supplement reflect the good faith judgment of the Company's management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You should carefully consider the risk factors described below together with all of the other information included or incorporated by reference in this Prospectus Supplement before you decide to purchase shares of our Common Stock.

     Recent Rapid Growth; Ability to Manage Growth.  We have acquired all or
     ---------------------------------------------
part of 33 businesses in the forage and turfgrass seed sector since January 1, 1995 and currently intend to further expand current levels of operations. As a result of these acquisitions, we have experienced significant revenue growth and expanded the number of our employees and the geographic scope of our operations. These factors have resulted in increased responsibilities for management personnel. This rapid growth has placed and may continue to place significant demands on our management, technical, financial and other resources. In addition, successful expansion of our operations will depend on, among other things, our ability to attract, hire and retain skilled management and other personnel, secure adequate sources of seed on commercially reasonable terms and successfully manage growth. To manage growth effectively, we will need to improve operational, financial and management information systems, procedures and controls. We may not be able to manage future growth effectively, and failure to do so could have a material adverse effect on our business, financial condition and/or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K ("MD&A"), and "Description of Business - Acquisition Program" in the Form 10-K.

     Integration of Acquisitions.  Our future success depends upon our ability
     ---------------------------
to combine the operations of the businesses we have acquired and businesses we may acquire in the future into a vertically integrated company. This process is made more difficult by the fact that our subsidiaries are geographically disparate and represent the full spectrum of the forage and turfgrass seed production, processing, sales and distribution process, rather than just one component of this process. You should therefore evaluate our prospects in light of the problems, expenses, delays and complications associated with operating, managing and integrating a large group of diverse businesses. We may not be able to effectively integrate all of the businesses we have acquired or that we acquire in the future. If we cannot successfully integrate these businesses, our business, financial condition and/or operating results may be materially adversely affected. See "MD&A" and "Description of Business - Acquisition Program" in the Form 10-K.

     No Assurance of Future Acquisitions.  We have experienced significant
     -----------------------------------
growth in net sales, from approximately $26 million in the fiscal year ended June 30, 1996 ("Fiscal 1996") to $66 million in the fiscal year ended June 30, 1997 ("Fiscal 1997"), $205 million in the fiscal year ended June 30, 1998 ("Fiscal 1998") and pro forma net sales of approximately $429 million for Fiscal 1998. This growth was primarily a result of the businesses that we have acquired. Our future growth depends upon our ability to continue to make acquisitions, and to increase sales from existing operations. We may not be successful in doing either.

     While we have been able to acquire 33 businesses since January 1995, we may not make as many acquisitions in the future. We are unable to predict whether and when any prospective business will become available or the likelihood that any acquisition will be completed. We also may, in certain circumstances, compete for businesses with entities that have substantially greater resources than we do.

     Potential Liabilities Associated with Acquisitions.  The businesses that we
     --------------------------------------------------
have acquired may have existing liabilities that we did not discover or may have been unable to discover during our pre-acquisition investigation. These liabilities may arise from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements. In addition, environmental laws or regulatory requirements may change in the future with retroactive effect. If that were to happen, we could have liabilities that result from the conduct of prior owners of the property. Any indemnities or warranties that we receive from prior owners may not fully cover such liabilities due to their limited scope, amount or duration, the financial limitations of the indemnitor or warrantor, or for other reasons. If we are held responsible for liabilities from acquired businesses, our operations may be materially adversely affected.

     Development of New Products.  We are developing new, genetically superior
     ---------------------------
forage and turfgrass varieties. We believe that the development and marketing of these elite varieties will play a key role in our success. There can be no assurance that we will successfully develop genetically superior strains either through our own efforts or with industry partners. If we are not able to develop and successfully market new product lines, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Research and Development" in the Form 10-K.

     Market Acceptance.  Even if we are successful in developing genetically
     -----------------
superior forage and turfgrass varieties, there can be no assurance that there will be a market for such products. Even if a market for these products develops, there can be no assurance that we will recoup the costs associated with developing and marketing them. If we cannot effectively market new products we develop at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected.

     Reliance on Patents and Proprietary Rights.  We own the proprietary rights
     ------------------------------------------
to a number of forage and turfgrass species that are protected under the Plant Variety Protection Act ("PVPA") and are seeking to acquire and/or develop other PVPA protected varieties. The PVPA prohibits others from selling seed of proprietary varieties for 20 years. However, these proprietary rights may be challenged, invalidated or circumvented. In addition, others could claim that products that we develop violate their proprietary rights. We may incur substantial costs in asserting our proprietary rights against others, and/or defending any infringement suits brought against us by others. The proprietary rights we own may not provide us with a competitive advantage. It is also possible that our competitors possess protected varieties that perform better than ours. See "Description of Business--Proprietary Rights" in the Form 10-K.

     Access to Biotechnology.  Breakthroughs in biotechnology have led to the
     -----------------------
introduction of new, improved and specialized seeds in the corn, soybean and cotton seed sectors. By introducing specialized seeds developed through biotechnology, companies in these seed sectors have improved margins and increased profitability. We believe that similar biotechnology breakthroughs will also lead to the introduction of enhanced seeds in the forage and turfgrass seed sector. This in turn will allow improved margins and greater profitability for forage and turfgrass seed companies. Our objective is to become the licensee or partner of choice in our seed sector for owners of value-added genetic traits developed through biotechnology. If we cannot license value-added genetic traits, or if we cannot develop and market commercially viable products from such licenses at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business-- Proprietary Rights" in the Form 10-K.

     Competition.  The seed industry and the field of agricultural technology
     -----------
are both highly competitive. The major agricultural seed companies in the United States focus their sales around hybrid seed corn (Pioneer Hi-Bred International, DEKALB Genetics Corporation, Novartis AG and Mycogen Corporation), cotton seed (Delta and Pine Land Company) and other grain crops. Each of these competitors has national brand name acceptance. In the past, these companies have treated forage and turfgrass seeds as ancillary crops.
This is the opposite of our business strategy, which is to treat forage and turfgrass seed as our primary product. Therefore, our major competitors in the forage and turfgrass seed sector currently are large regional companies and numerous small family seed businesses. However, any of the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector.

     Our largest United States competitors in the alfalfa seed industry are Cenex/Land O'Lakes/Research Seed, Helena/AgriPro, Pioneer and Cal/West Seeds, each of which we estimate has annual alfalfa seed sales of between $20 and $60 million. Our largest competitors for forages other than alfalfa are FFR Research and its farm cooperative members. We also compete with small family owned businesses that are strong competitors in small geographic areas. In the cool-season turfgrass seed industry we compete with a number of companies that have annual sales of between $20 and $80 million. Most of these companies are regional companies with only Pennington Seed and O.M. Scott having national brand name acceptance.

     Although many of our competitors are small family owned businesses and regional companies, any of the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector. Accordingly we compete with, and expect to continue to compete with, companies with substantially greater financial, marketing, personnel and research and development resources. We may not be able to compete successfully against such companies. These competitive factors could have a material adverse effect on the Company's business, results of operation and/or financial condition. See "Description of Business--Competition" in the Form 10-K.

     Lack of Historical Profitability; Accumulated Deficit.  Over the life of
     ------------------------------------------------------
the Company, we have not shown consistent profitability. We have reported only three profitable quarters since becoming a publicly owned company in September 1993 and Fiscal 1998 was our first profitable year. We had an accumulated deficit of $12,037,840 through June 30, 1998.

     Substantial Indebtedness; Effects of Financial Leverage.  We have
     -------------------------------------------------------
indebtedness that is substantial in relation to our stockholders' equity, and interest and debt service requirements that are significant compared to our cash flow from operations. As of June 30, 1998, we had approximately $65 million of short-term debt and long-term obligations outstanding. We also have a revolving credit facility (the "Revolving Credit Facility") under which we may incur up to $100 million of indebtedness (subject to a borrowing base computation and compliance with certain financial covenants). As of November 12, 1998, we have borrowed approximately $93.7 million under the Revolving Credit Facility and $6.3 million was available to be borrowed.

     The degree to which we are leveraged could have important consequences to you. For example: (i) our level of indebtedness could make it more difficult to satisfy our debt repayment obligations; (ii) our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions;
(iii) a substantial portion of our cash flow from operations must be dedicated to debt service and is, therefore, not available for operations and other purposes; (iv) our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, research and development, or general corporate purposes may be impaired; (v) our leverage position and covenants contained in the Revolving Credit Facility could limit our ability to expand, compete and make capital improvements; and (vi) our borrowings under the Revolving Credit Facility are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates.

     Our ability to pay interest on the Revolving Credit Facility and to satisfy our other obligations depends upon our future financial and operating performance. Our financial and operating performance may be affected by prevailing economic conditions and financial, business, competitive, regulatory and other factors that are beyond our control. Our cash flow from operations has not been sufficient to meet our debt service obligations without additional equity and debt financings. We may not have sufficient funds in the future to meet our obligations under the Revolving Credit Facility and any other indebtedness that we may incur. This is particularly true as we continue to expand operations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, scaling back expansion efforts, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital. We may not be able to implement any of these strategies on terms acceptable to us. See "MD&A."

     Restrictions Imposed by Terms of Certain Indebtedness.  The Revolving
     -----------------------------------------------------
Credit Facility contains certain restrictive covenants that limit us in many ways. These restrictive covenants may significantly limit or prohibit us from incurring indebtedness, making prepayments of certain indebtedness, paying dividends, making investments, engaging in certain transactions with affiliates, creating liens, selling assets and engaging in mergers and corporate consolidations. The Revolving Credit Facility also requires us to maintain specified financial ratios and to satisfy certain financial condition tests.
Our ability to comply with these restrictions and to meet those financial ratios and financial condition tests can be affected by events and factors beyond our control (e.g., the general economy and the weather). A breach of any of these covenants could constitute an event of default under the Revolving Credit Facility.

     Our obligations under the Revolving Credit Facility are secured by substantially all of our assets, except fixed assets and real estate. If there were an event of default under the Revolving Credit Facility, the lenders could declare the total amount outstanding, together with accrued interest, immediately due and payable. If this were to happen we might not be able to repay the amount owed plus our other debt obligations. If we were unable to repay those amounts, the lenders under the Revolving Credit Facility could proceed to foreclose their security interest in the collateral securing the indebtedness. See "MD&A."

     Need for Additional Capital.  Our capital requirements have been and are
     ---------------------------
expected to remain significant. Our capital requirements depend on many factors. These factors include the timing and cost of future acquisitions, the time and cost involved in integrating completed acquisitions, and our success at expanding existing operations. We will need additional capital to fund acquisitions and to repay $30 million principal amount of interim bridge financings due at the end of 1998. After the bridge financings are repaid we believe that we will have funds available under the Revolving Credit Facility to fund operations through June 30, 1999 for acquisitions completed through September 30, 1998. However, we may need to seek an increase in or an alternative to the Revolving Credit facility to finance increased operating needs resulting from unexpected changes in seasonality or weather patterns, or if acquisitions are completed more rapidly than anticipated. If we are unable to obtain additional capital, we will be unable to fund additional acquisitions and expand our operations. In that case, we may have to delay or abandon certain development and expansion plans. See "MD&A."

     Dependence on Key Personnel.  Our success depends in large part on the
     ---------------------------
efforts, abilities and expertise of Dr. Johnny R. Thomas, Chief Executive Officer, and the four other executive officers. The loss of any of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. We have obtained a key-man life insurance policy in the amount of $3 million on the life of Dr. Thomas. Our prospects also depend upon our ability to attract and retain qualified marketing, financial, management information system, and other technical personnel. Competition for qualified personnel is intense and there can be no assurance that we will be successful in attracting or retaining such personnel. See "Management" in the Form 10-K.

     Cyclical Nature of Agricultural Products.  Most agricultural products,
     ----------------------------------------
including forage and turfgrass seed, are commodities that are subject to wide fluctuations in price based on supply and demand. Demand for seed by farmers is determined by the general farm economy. In addition, a variety of nature's adversities affect the production of seed. For example, drought, wind, hail, disease, insects, early frost and numerous other forces could adversely affect the growing of seed in any growing season. This, in turn, could result in large fluctuations in our results of operations between quarters. See "MD&A-- Seasonality of Business and Quarterly Comparisons" in the Form 10-K.

     Seasonality of Quarterly Results.  Our sales are subject to wide seasonal
     --------------------------------
fluctuations that reflect the typical purchasing and growing patterns for forage and turfgrass crops. Also, because the purchasing and growing patterns are different for forage and turfgrass seeds, our sales are affected by the breakdown of our product mix. In addition, weather affects commodity prices, seed yields and planting decisions by farmers. Results of operations from quarter to quarter do not necessarily reflect the results that may be expected for any other interim period. Quarterly results also do not indicate the results that may be expected for the entire year. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the Form 10-K.

     Government Regulation.  Our operations are directly and indirectly subject
     ----------------------
to various Federal and state environmental controls and regulations. We believe that we are in substantial compliance with existing environmental regulations. However, these regulations may be changed with retroactive effect and new laws or regulations may be promulgated at any time. If existing environmental regulations are changed, or additional laws or regulations are promulgated, the cost of complying with those laws may be substantial.

     The United States Department of Agriculture, the Food and Drug Administration, the Environmental Protection Agency (the "EPA"), and various state agencies regulate the development of seed of genetically altered plants. The regulatory agencies that administer existing or future regulations or legislation may not allow us to produce and market genetically engineered seed. Even if we are legally permitted to produce and market genetically engineered seed, existing or future regulations and legislation may prevent us from doing so in a timely manner or under technically or commercially feasible conditions. See "Description of Business-Government Regulation" in the Form 10-K.

     Adverse Effect of Potential Future Sales of Common Stock.  As of November
     --------------------------------------------------------
6, 1998, we had 39,433,368 shares of Common Stock issued and outstanding. Of these shares, approximately 6,934,000 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act. All but approximately 1,000,000 of these restricted shares have been registered for resale under the Securities Act. We also have approximately 8.9 million shares of Common Stock available for issuance without restriction upon exercise of outstanding options. We cannot predict what effect sales of these shares may have on the existing market price of our Common Stock. It is possible that the sale of these shares, or even the potential for such sales, may have a depressive effect on the price of our Common Stock in the public trading market. Any such depressive effect could impair the Company's ability to raise additional equity capital.

     Any of the Warrantholders or any person who is an affiliate of the Warrantholders who publicly offers or sells our securities may be deemed to be an underwriter pursuant to Section 2(11) of the Securities Act. Accordingly, the Warrantholders must satisfy the Prospectus delivery and other requirements of the Securities Act prior to making any sales of the Shares, unless such sales are made in accordance with the provisions of Rule 144. Under rule 144, if we are in compliance with certain public information requirements, holders of restricted securities that have held those securities for at least one year may sell limited amounts of those securities. Rule 144 also permits non-affiliates to sell restricted securities free of any volume limitations if those securities have been held for at least two years.

     Public Market Risks; Possible Volatility of Securities Prices.  The market
     -------------------------------------------------------------
price for our securities has been and may continue to be volatile. Factors such as our financial results, financing efforts, changes in earnings estimates by analysts, conditions in our business and various factors affecting the agriculture industry generally may have a significant impact on the market price of our securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility. During this period the market prices for many companies, particularly small and emerging growth companies like ours, have experienced wide price fluctuations and volatility that have not necessarily been related to the operating performance of those companies. Our operating results are also tracked by professional analysts. If, in some future quarter, our operating results are below the expectations of these analysts, the price of our securities may be materially adversely affected. These factors and general economic and market trends may adversely affect the price of our securities. See "Market for Common Equity and Related Stockholder Matters" in the Form 10-K.

     Immediate Substantial Dilution.  Net tangible book value per share is equal
     ------------------------------
to the total tangible assets of a company less total liabilities divided by the number of shares of common stock outstanding. Because our present stockholders acquired their shares of Common Stock at costs substantially less than the price that you will pay in this offering, if you purchase Common Stock in this offering, you will incur an immediate and substantial dilution in pro forma net tangible book value per share. This means that the net tangible book value per share of our Common Stock is less than the price you paid.

     Management Information Systems and the Year 2000 Risks.  Because of the
     ------------------------------------------------------
large number of businesses we have acquired, we have several different data processing systems in use. These systems are substantially the same systems that were in use by the acquired companies prior to their acquisition by ABT. Our preliminary assessment of these systems is that they generally are not Year 2000 compliant. Local area networks (LANs), desktop hardware, and desktop operating systems in some cases also are not compliant. Although we have determined that some of the non-compliant systems can be updated to be compliant, a number of them can not be updated because of software and hardware limitations.

     To address this issue and integrate all our information systems into one company-wide system, we have contracted for software, hardware and consulting services to implement an enterprise resource planning ("ERP") system. The ERP system and related network and hardware systems are Year 2000 compliant. All non-compliant desktop and LAN systems will be converted either through normal attrition or through the ERP system implementation. We expect the cost of this implementation to be approximately $6 million, including internal costs for personnel, training, supplies, travel and equipment. We believe that we have allocated adequate resources to ensure that all our information systems are Year 2000 compliant. We expect to complete the ERP system implementation prior to January 1, 2000.

     The ability of third parties with whom we do business to adequately address their Year 2000 issues is outside of our control. We are taking steps to confirm that the systems of our suppliers and customers are Year 2000 compliant and to determine whether any noncompliance would have a material adverse effect on us. If we cannot complete the ERP system implementation before January 1, 2000, or if a significant portion of our suppliers or customers fail to adequately address their Year 2000 issues, our business, financial condition, cash flows and operations may be materially adversely affected. See "MD&A."

                                USE OF PROCEEDS

     The Company will receive gross proceeds of up to $10,636,920 from the sale of 886,410 shares to the Warrantholders. We intend to use the net proceeds from this offering to reduce the balance due under the Company's short-term indebtedness and then draw down upon its revolving line of credit when it requires funds for working capital purposes.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has traded on the Nasdaq National Market since February 14, 1997, under the symbol "ABTX."

     The following table sets forth the high and low closing prices for the Common Stock for each quarter in Fiscal 1997 and Fiscal 1998, on the Nasdaq SmallCap Market until February 13, 1997 and on the Nasdaq National Market thereafter.

                                                    HIGH       LOW
                                                  --------   --------
     FISCAL 1997
        July 1, 1996-September 30, 1996........   $ 4 1/16   $ 2 5/32
        October 1, 1996-December 31, 1996......   $ 2 3/16   $ 2 1/32
        January 1, 1997-March 31, 1997.........   $ 3 3/8    $ 2 1/16
        April 1, 1997-June 30, 1997............   $ 6 15/16  $ 2 15/32
     FISCAL 1998
        July 1, 1997-September 30, 1997........   $10  1/2   $ 6 1/32
        October 1, 1997-December 31, 1997......   $17 1/16   $ 9
        January 1, 1998-March 31, 1998.........   $19 3/32   $13 7/16
        April 1, 1998-June 30, 1998............   $29        $13 3/4
     FISCAL 1999
        July 1, 1998-September 30, 1998........   $25 3/4    $ 8 1/8
        October 1, 1997-November 12, 1998......   $17 3/16   $ 8 15/16

     As of November 11, 1998, the Company had 475 record holders of its Common Stock and reasonably believes that there are in excess of 4,000 beneficial holders of its Common Stock.

                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock. The Company and its Board of Directors currently intend to retain any earnings for use in the operation and expansion of the Company's business and do not anticipate paying any dividends on the Common stock for the foreseeable future. The Company's Revolving Credit Facility prohibits the payment of cash dividends without the lenders' approval.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED

         The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value ("Preferred Stock").

COMMON STOCK

         The Company is authorized to issue 75,000,000 shares of Common Stock, $.001 par value per share, of which 39,433,368 shares were issued and outstanding as of November 6, 1998. All of the outstanding shares of Common Stock and those issuable upon completion of this offering, are and will be, duly authorized, validly issued, fully paid and non-assessable. Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There are no preemptive, subscription, conversion or redemption rights pertaining to the Common Stock. Holders of shares of Common Stock are entitled to receive such dividends as may be declared on Common Stock by the Board of Directors out of funds legally available therefor and to share ratably in the assets of the Company available upon liquidation subject to rights of creditors and any shares of Preferred Stock. The holders of shares of Common Stock do not have the right to cumulate their votes in the election of directors and, accordingly the holders of more than 50% of all the Common Stock outstanding are able to elect all directors. The current officers and directors beneficially held 5,222,975 (13.2%) of the shares outstanding and 7,657,975 shares or (18.3%), after giving full effect to the exercise of their respective options exercisable within 60 days of November 6, 1998.

PREFERRED STOCK

         The Company is authorized to issue 10,000,000 shares of Preferred Stock, $.001 par value per share. As of the date hereof, the Company had no shares of Preferred Stock issued and outstanding.

         The Preferred Stock may be divided by the Company's Board of Directors from time to time into one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any) and liquidation preferences, of any series of Preferred Stock and to fix the number of shares of any such series without any further vote or action by stockholders. The Company has no present plans, proposals, commitments or arrangements to issue any additional shares of Preferred Stock. The Company's Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. Although the Preferred Stock may be used for any lawful purpose, the Company has agreed not to use it as an anti-takeover device that could be utilized as a method of discouraging, delaying or preventing a change in control of the Company without the approval of the Company's stockholders.

WARRANTS

         On May 4, 1998 and May 13, 1998, respectively, the Company issued 241,600 and 344,900 redeemable warrants (the "Redeemable Warrants") to purchase shares of its Common Stock. The Redeemable Warrants were issued to certain qualified institutional buyers and investors in private placements of units. Each unit was sold for $29.00 and consisted of two shares of Common Stock and one Warrant. The Redeemable Warrants are exercisable at a price of $17.50 per share for three years commencing on their respective dates of issuance. The Redeemable Warrants are subject to redemption at $.01 per Redeemable Warrant on five prior business days' notice if the closing sale price of the Company's Common Stock exceeds $25.00 per share for 15 consecutive trading days and the Company notifies the holder it intends to force a mandatory conversion of the Redeemable Warrants and the Holder fails to exercise the Redeemable Warrant. The shares of Common Stock issuable upon exercise of the Redeemable Warrants have been registered with the Commission on a separate registration statement.

         On August 28, 1998, the Company issued 886,410 Warrants to purchase its Common Stock to certain qualified institutional buyers and investors in private placements. The Warrants were sold for $2.00 per Warrant and are exercisable at $12.00 per share for three years commencing on their date of issuance. The Warrants are subject to mandatory conversion on five prior business days' notice if the closing sale price of the Company's Common Stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading day period ending within 15 days of the Company's mailing of notice of the conversion. The Company has the right to reduce the exercise price and/or extend the exercise period at its discretion, and/or make other inducements to Warrantholders to encourage early exercise of Warrants. The holders of Warrants who agree to tender their Warrants and $12.00 per share to the Company will receive in exchange an equal number of shares of Common Stock. The shares of Common Stock issuable in exchange for the Warrants have been registered as part of this Registration statement and shall be issued pursuant to this Prospectus Supplement.


REGISTRAR AND TRANSFER AGENT

         The Registrar and Transfer Agent for the Company's Common Stock is Corporate Stock Transfer, Inc., Denver, Colorado.

                             PLAN OF DISTRIBUTION

         All of the Shares being offered by this Prospectus Supplement are being sold by the Company to the Warrantholders who purchased the Warrants from the Company on August 28, 1998 in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Warrantholders will tender their Warrants and the $12 per share exercise price in exchange for the Shares. The Shares have been registered pursuant to the Company's Registration Statement on Form S-3 (No. 333-61127) of which the Prospectus Supplement forms a part. Accordingly, the Shares that will be issued hereunder are freely tradeable and may be resold by the Warrantholders without restriction.

         The Warrantholders and/or their assignees, transferees, intermediaries, donees, pledgees or other successors in interest through whom the Warrantholders Shares are sold may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, with respect to the Shares offered and any profits realized or commissions received may be deemed to be underwriting compensation. Any broker-dealers that participate in the distribution of the Shares also may be deemed to be "underwriters," as defined in the Securities Act, and any commissions, discounts, concessions or other payments made to them, or any profits realized by them upon the resale of the Shares purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act.

                    COMMISSION POSITION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                 LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. owns 43,823 shares of the Company's Common Stock and individual members of the firm own additional shares of Common Stock.